                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        ASSISTED LIVING CONCEPTS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Shares of Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   04543L109
-------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                           Greenlight Capital, L.L.C.
                              420 Lexington Avenue
                                   Suite 875
                           New York, New York 10170
                           Tel. No.: (212) 973-1900
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              - with copies to -

                               Eliot D. Raffkind
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                               December 16, 1999
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                      13D
-----------------------
  CUSIP NO. 04543L109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greenlight Capital, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    1,566,012 (includes 647,412 shares issuable to the
                          reporting person upon the conversion of the Issuer's
     NUMBER OF            6% Convertible Bonds due November 1, 2002 and
                          the Issuer's 5.625% Convertible Bonds due May 1, 2003)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9    1,566,012 (includes 647,412 shares issuable to the
    REPORTING             reporting person upon the conversion of the Issuer's
                          6% Convertible Bonds due November 1, 2002 and the
                          Issuer's 5.625% Convertible Bonds due May 1, 2003)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,566,012 (includes 647,412 shares issuable to the reporting person upon the conversion of the Issuer's 6% Convertible Bonds due November 1, 2002 and the Issuer's 5.625% Convertible Bonds due May 1, 2003)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    OO
------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                      13D
-----------------------
  CUSIP NO. 04543L109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David Einhorn
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    1,566,012 (includes 647,412 shares issuable to the
                          reporting person upon the conversion of the Issuer's
     NUMBER OF            6% Convertible Bonds due November 1, 2002 and
                          the Issuer's 5.625% Convertible Bonds due May 1, 2003)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9    1,566,012 (includes 647,412 shares issuable to the
    REPORTING             reporting person upon the conversion of the Issuer's
                          6% Convertible Bonds due November 1, 2002 and the
                          Issuer's 5.625% Convertible Bonds due May 1, 2003)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,566,012 (includes 647,412 shares issuable to the reporting person upon the conversion of the Issuer's 6% Convertible Bonds due November 1, 2002 and the Issuer's 5.625% Convertible Bonds due May 1, 2003)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN
------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                      13D
-----------------------
  CUSIP NO. 04543L109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey A. Keswin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    1,566,012 (includes 647,412 shares issuable to the
                          reporting person upon the conversion of the Issuer's
     NUMBER OF            6% Convertible Bonds due November 1, 2002 and
                          the Issuer's 5.625% Convertible Bonds due May 1, 2003)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9    1,566,012 (includes 647,412 shares issuable to the
    REPORTING             reporting person upon the conversion of the Issuer's
                          6% Convertible Bonds due November 1, 2002 and the
                          Issuer's 5.625% Convertible Bonds due May 1, 2003)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,566,012 (includes 647,412 shares issuable to the reporting person upon the conversion of the Issuer's 6% Convertible Bonds due November 1, 2002 and the Issuer's 5.625% Convertible Bonds due May 1, 2003)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN
------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
                                 ------------

          This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of Assisted Living Concepts, Inc. (the "Issuer").

          This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner,
(ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

Item 1.  Security and Issuer
         -------------------

         Securities acquired: Shares of Common Stock, par value $0.01 per share

         Issuer:     Assisted Living Concepts, Inc.
                     11835 NE Glenn Widing Drive
                     Building E
                     Portland, Oregon  97220

Item 2.  Identity and Background
         -----------------------

         Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 875, New York, NY 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 875, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds
         --------------------------

         On May 7, 11 and 12, 1999, Greenlight purchased an aggregate of (i) a face amount of $5,515,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $3,337,060.00 through Greenlight Qualified,
(ii) a face amount of $4,149,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $2,510,533.75 through Greenlight Fund, and
(iii) a face amount of $4,086,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $2,472,406.25 through Greenlight Offshore.

          On May 6, 1999 Greenlight purchased (i) a face amount of $401,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $232,580.00 through Greenlight Qualified, (ii) a face amount of $302,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $175,160.00 through Greenlight Fund, and (iii) a face amount of $297,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $172,260.00 through Greenlight Offshore.

          As of December 23, 1999, Greenlight had invested (i) $459,016.57 in shares of Common Stock through Greenlight Fund, (ii) $500,275.18 in shares of Common Stock through Greenlight Offshore and (iii) $660,060.43 in shares of Common Stock through Greenlight Qualified, all as described in Item 5 below. The above amounts include any commissions incurred in the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

Item 4.   Purpose of the Transaction
          --------------------------

          Greenlight, Mr. Einhorn and Mr. Keswin acquired shares of Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Greenlight may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value.

          Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3) any change in the present board of directors or managers of the Issuer;

               4) any material change in the present capitalization or dividend policy of the Issuer;

               5) any other material change in the Issuer's business or corporate structure;

               6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               9)  any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of December 23, 1999, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 1,566,012 shares of Common Stock of the Issuer (which includes 647,412 shares issuable to the reporting persons upon the conversion of the Issuer's 6% Convertible Bonds due November 1, 2002 and the Issuer's 5.625% Convertible Bonds due May 1, 2003) or 8.8% of the shares outstanding. The 1,566,012 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

          The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on December 23, 1999 is based on 17,768,157 outstanding shares of Common Stock, which consists of 17,120,745 outstanding shares of Common Stock as of October 29, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on November 15, 1999 and 647,412 shares of Common Stock issuable upon conversion of the Issuer's 6% Convertible Bonds and 5.625% Convertible Bonds beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin.

          (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

          (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Not Applicable.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Not Applicable.

                                    ANNEX A


     Transaction            Buy/Sell       Quantity                 Price per
         Date                              (shares)                 Share ($)
     --------------------------------------------------------------------------
       12/14/99                Buy           20,000                    1.3325
       12/15/99                Buy           88,900                    1.3984
       12/16/99                Buy          481,100                    1.7439
       12/17/99                Buy           15,900                     1.655
       12/20/99                Buy          104,800                    1.8646
       12/21/99                Buy           24,000                      1.78
       12/23/99                Buy          183,900                    1.9845

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1999



                              Greenlight Capital, L.L.C.


                              By:   /s/ Jeffrey A. Keswin
                                    ----------------------------------
                                    JEFFREY A. KESWIN, Managing Member



                              /s/ David Einhorn
                              ----------------------------------------
                              David Einhorn



                              /s/ Jeffrey A. Keswin
                              ---------------------------------------
                              Jeffrey A. Keswin